UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission file number: 001-38990

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Advantage Solutions Inc.

Full Name of Registrant

18100 Von Karman Avenue, Suite 1000

Address of Principal Executive Office (Street and Number)

Irvine, CA 92612

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Advantage Solutions Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the U.S. Securities and Exchange Commission issued a statement relating to the accounting treatment of warrants issued by special purpose acquisition companies (the “SEC Statement”). As a result of the SEC Statement, the Company reevaluated the accounting treatment for certain of its warrants issued in a private placement (the “private placement warrants”) and concluded that rather than being accounted for as an equity instrument under a fixed accounting model, such private placement warrants should be accounted for as a liability instrument, with subsequent changes in their estimated fair value recorded as non-cash income or expense in the applicable reporting period. While the impact is not expected to be material to the Company’s previously filed consolidated financial statements, the Company is in the process of revising its previously filed consolidated financial statements as of and for the year ended December 31, 2020. The Company is evaluating the impact of this revision on our internal control over financial reporting related to accounting for the private placement warrants.

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The Company is working diligently to complete the Q1 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the private placement warrants in accordance with the SEC Statement, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 10, 2021 without unreasonable effort and expense. The Company does, however, expect to file the Q1 2021 Form 10-Q within five calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bryce Robinson	949	797-2900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected impact of the accounting for the private placement warrants and the timing of filing the Company’s Form 10-Q for the quarter ended March 31, 2021. These forward-looking statements generally are identified by the words “may,” “should,” “expect,” “intend,” “will,” “would,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements, including but not limited to the risks and uncertainties set forth in the section titled “Risk Factors” in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 16, 2021 and in its other filings made from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Advantage assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

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Advantage Solutions Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2021	By:	/s/ Bryce Robinson
		Name:	Bryce Robinson
		Title:	General Counsel and Secretary

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